EXHIBIT 99.1

NXT ENERGY SOLUTIONS UPDATES RELEASE DATE FOR ITS 2019 YEAR-END RESULTS AND CONFERENCE CALL

CALGARY, Alberta, April 06, 2020 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX:SFD; OTC QB:NSFDF) announces that the Company’s Annual Information Form and Annual Financial Statements, including Management's Discussion and Analysis for the year ended December 31, 2019 (collectively, the "2019 Results") will now be filed on Monday, April 13, 2020 after market close, and we will hold a conference call to discuss the 2019 Results on Tuesday, April 14, 2020 at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time).

The 2019 Results would ordinarily have been filed on or before the March 30, 2020 deadline as required under the Canadian Securities Administrators National Instrument 51-102 Continuous Disclosure Obligations.  However, as NXT and its external service providers continue to divert resources and have directed employees to work from home in response to the novel coronavirus (2019-nCoV/COVID-19) pandemic,  NXT is taking sufficient time, in this period of crisis, to deliver a proper professional product as permitted by Alberta Securities Commission Blanket Order 51-517 Temporary Exemption from Certain Corporate Finance Requirements (2020 ABASC 33).

During the extension period, management and other insiders of the Company will continue to be subject to an insider trading black-out policy. Please see the Company’s press release dated March 30, 2020 for an update as to material business developments since November 14, 2019, being the date of the Company filed its most recent interim financial report for the three and nine month periods ended September 30, 2019.

The Company’s conference call to discuss the 2019 Results will be held on Tuesday, April 14, 2020 at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time).

Details of the conference call are as follows:

Date:	Tuesday, April 14, 2020
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
Participants call:	1-855-783-0506
Conference ID	5388865

The 2019 Results will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and will also available on NXT's website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, the release date of the 2019 Results, including the timing thereof. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent management discussion and analysis for the three and nine month periods ended September 30, 2019, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.